manatt manatt | phelps | phillips	Brian S. Korn Manatt, Phelps & Phillips, LLP Direct Dial: (212) 790-4510 E-mail: BKorn@manatt.com

February 7, 2018

Via EMAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3233

Attention: Ms. Kim McManus and Ms. Sara von Althann
Office of Real Estate and Commodities

Re:	Groundfloor Finance Inc. Offering Statement on Form 1-A Filed January 22, 2018 File No. 024-10758

Dear Ms. McManus and Ms. von Althann:

We are submitting this letter on behalf of our client, Groundfloor Finance Inc. (the “Company”), in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated February 5, 2018 (the “Comment Letter”) in connection with the Company’s Offering Statement on Form 1-A (the “Offering Statement”), as filed with the SEC on January 22, 2018.

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Offering Statement. All page number references in the Company’s responses are to page numbers in the Offering Statement, which is being filed concurrently with this response.

Offering Circular Summary

Groundfloor Platform, page 4

1.	Please expand your description of the monthly credit program to clarify if you intend to refund any commissions or fees you charge to a particular investor that purchases $2,500 in Groundfloor Common Stock. Please also revise to clarify the nature of commissions and fees you will charge in connection with this offering

Response: The Company has expanded the description of the monthly credit program to clarify that the monthly credit is applied to any commissions or fees charged by Groundfloor in connection with a stockholder’s purchase of any Limited Recourse Obligations offered by Groundfloor. Groundfloor will not charge any commissions or fees in connection with this offering of Groundfloor Common Stock, but reserves the right to do for future offerings of securities. See p. 4.

2.	We note your disclosure regarding the bonus share program. Please revise to include the bonus shares in the total shares issuable pursuant to this offering statement. Please refer to note (a) to Securities Act Rule 251(a) for purposes of computing the aggregate offering price. Note that in this context, the value of the bonus shares will equal your $10 per share offering price.

Response: The Company has revised the disclosure to include 30,000 total additional bonus shares that may be issued under the terms of the bonus share program. See p. 4.

3.	In order to receive 250 bonus shares it appears an investor must have provided an indication of interest prior to November 17, 2017. Please update to quantify the total number of bonus shares you may issue, based on indications of interest received.

Response: The Company has revised the disclosure to include 4,000 total additional bonus shares that may be issued based on the indications of interest received by November 17, 2017. See p. 4.

Dilution, page 23

4.	We note your response to comment 2 of our letter and your revised disclosure on page 23. Please explain to us why you have used historical net tangible book value as of 12/31/16 and not 6/30/17 for purposes of calculating dilution. In addition, we further note that in the table comparing the offering price of the Groundfloor common stock to the effective cash cost to officers, directors, promotors and affiliates, you have included the assumption that 34,667 shares are held by existing stockholders, assuming the conversion of all issued preferred shares, conversion of all convertible debt securities, vesting of all issued and outstanding common stock grants, and exercise of all outstanding warrants. This number does not appear consistent with your disclosure elsewhere. For example, we note your disclosure on page 7 indicating that you currently have 1,136,406 shares of common stock outstanding, and your disclosure in the dilution table on page 23 that you have 2,978,565 shares issued and outstanding pre-offering assuming full conversion. Additionally, we note your disclosure on page 52 indicating that there are 568,796 shares of Series Seed Preferred Stock outstanding on January 18, 2018 and 747,373 shares of Series A Preferred Stock outstanding on January 18, 2018. Please update this table to include all shares acquired by your officers, directors, promoters and affiliated persons in a transaction during the past year, or that they have a right to acquire.

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Response: The Company has amended the disclosure and added additional disclosures by footnote to account for the effect of the issuance of 30,000 bonus shares. See p. 23.

Compensation of Directors and Executive Officers, page 50

5.	We note your disclosure on pages 50 and 51 that the initial term of the executive employment agreements with Messrs. Dally and Bhargava extends to December 31, 2017 “and will automatically renew on a year-to-year basis thereafter unless otherwise terminated as provided therein.” Please update this disclosure to reflect the current status of those agreements.

Response: The Company has revised the disclosure to provide that the executive employment agreements with Messrs. Dally and Bhargava automatically renew on a year-to-year basis and have been automatically renewed until December 31, 2018. See pp. 50-51.

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We thank you for your prompt attention to this letter responding to the previously submitted Registration Statement and comment letter response. Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 790-4510.

Sincerely,

/s/ Brian S. Korn

Brian S. Korn

cc:	Brian Dally, Chief Executive Officer

Nick Bhargava, Acting Chief Financial Officer

Groundfloor Finance Inc.

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